# SEC Schedule 13G/A (Amendment No. 9) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: SkyWater Technology, LLC, CIK 0001819974
CUSIP: 83089J108
Title of class of securities: Common Stock, par value $0.01 per share
Address of issuer's principal executive offices: 2401 EAST 86TH STREET, BLOOMINGTON, Minnesota (MN), 55425
Date of event which requires filing of this statement: 07/31/2026
Filed pursuant to Rule 13d-1(d)
Amends the filing with accession number 0000897101-26-000043
Filed by CIK 0001741560

## Reporting persons
- Loren A. Unterseher: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- CMI Oxbow Partners, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- Oxbow Industries, LLC: type of reporting person: other (OO); citizenship or place of organization: Minnesota (MN); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)

## Item 1. Issuer
Name of issuer: SkyWater Technology, LLC
Address of issuer's principal executive offices: 2401 EAST 86TH STREET, BLOOMINGTON, MN, 55425.

## Item 2. Person Filing
Name of person filing:
CMI Oxbow Partners, LLC
Oxbow Industries, LLC
Loren A. Unterseher
Address of principal business office or, if none, residence:
c/o Oxbow Industries, LLC
701 Xenia Avenue S.
Suite 650
Minneapolis, MN 55416
Citizenship:
CMI Oxbow Partners, LLC - Delaware limited liability company
Oxbow Industries, LLC - Minnesota limited liability company
Loren A. Unterseher - Citizen of the United States of America

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: 0
Percent of class: 0
Sole power to vote or to direct the vote: 0
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 0
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Signatures
- Loren A. Unterseher: /s/ Loren A. Unterseher, Loren A. Unterseher/President (07/31/2026)
- CMI Oxbow Partners, LLC: /s/ Loren A. Unterseher, Loren A. Unterseher/President (07/31/2026)
- Oxbow Industries, LLC: /s/ Loren A. Unterseher, Loren A. Unterseher/President (07/31/2026)